DENVER BOULDER COLORADO SPRINGS LONDON LOS ANGELES MUNICH SALT LAKE CITY SAN FRANCISCO

February 6, 2007

Via EDGAR and Overnight Courier

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549-3720

Re:   National CineMedia, Inc.

         Amendment No. 5 to Registration Statement on Form S-1

         Filed January 26, 2007

         File No. 333-137976

Dear Mr. Spirgel:

On behalf of National CineMedia, Inc., a Delaware corporation (the “Company”), we have transmitted via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 to the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”).

The Registration Statement has been revised in response to the comments received from the staff of the Commission (the “Staff”) in its letter to Mr. Ralph E. Hardy dated February 5, 2007 (the “Feb. 5 Comment Letter”) and to update certain information. To facilitate your review, we are sending to the attention of William Bennett six copies of Amendment No. 6, three of which have been marked to show changes from Amendment No. 5 to the Registration Statement filed on January 26, 2007. All references to page numbers in the responses below refer to page numbers in the prospectus as revised in Amendment No. 6.

The responses and supplemental information provided herein in response to the Feb. 5 Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

Mr. Larry Spirgel

February 6, 2007

Responses to the Feb. 5 Comment Letter

For your convenience, we have restated the comments and the headings used in the Feb. 5 Comment Letter.

Prospectus Summary

Digital Cinemedia, page 7

1.      Under Digital Cinema on page 7, quantify the monthly fee you will earn and file the amended and restated letter agreement relating to digital cinema as an exhibit.

The Company has revised the disclosure on pages 7, 104 and 148 to update the disclosure to reflect the current status of negotiations with the founding members about the provision of services by the Company to the yet-to-be-formed digital cinema venture. At this time, it is not known what services, if any, will be provided by the Company and on what terms. There are no plans for payment of fees and any future compensation arrangements will be subject to approval by a committee comprised of the Company’s independent directors. The references to the amended and restated letter agreement have been deleted since the terms of that agreement are no longer part of the structure being discussed by the parties.

Corporate History and Reorganization, page 74

Reorganization, page 75

2.      You state on pages 37 and 76 the “[t]he purpose for issuing the preferred membership units in connection with the non-cash recapitalization, and for subsequently redeeming all the preferred membership units in connection with the offering, is to create an efficient mechanism for distributing all the redemption proceeds to [the] founding members.” Please explain here what you mean by “an efficient mechanism for distributing all the redemption proceeds,” and elaborate as to why the common membership units are being exchanged for, in part, preferred membership units that only will be redeemed shortly thereafter.

Mr. Larry Spirgel

February 6, 2007

The Company has revised the disclosure on pages 37 and 76 to explain what is meant by “an efficient mechanism for distributing all the redemption proceeds,” and to elaborate as to why the common membership units are being exchanged for, in part, preferred membership units that will be redeemed shortly thereafter.

Executive Compensation, page 117

Employment and Other Agreements, page 125

3.      The employment agreement entered into with Kurt C. Hall indicates that his stretch bonus will be at least 150% of his base salary. See Exhibit 10.15. The disclosure on page 125 indicates that his stretch bonus will be at least 50% of his base salary. Please reconcile as necessary.

The Company has revised the disclosure on page 125 to clarify the formula for Mr. Hall’s bonus.

Part II

Item 16, Exhibit and Financial Schedules

4.      Tell us why you have intentionally omitted exhibits 10.1 and 10.7.

The Company advises the Staff that Exhibit 10.1, which referred to the Senior Secured Credit Facility, and Exhibit 10.7, which referred to the Digital Cinema Services Agreement, were intentionally omitted because those agreements were still being negotiated and forms of these agreements had not yet been agreed upon by the parties at the time of filing Amendment No. 4 and Amendment No. 5 to the Registration Statement. Since that time, the parties have agreed upon a form of Senior Secured Credit Facility and that form of agreement is included in this filing. The Senior Secured Credit Facility and all other documents which were filed in form only will be filed on Form 8-K after execution. It is not

Mr. Larry Spirgel

February 6, 2007

known at this time whether a Digital Cinema Services Agreement will be negotiated in the future and therefore, no form of such agreement has been filed.

5.      Regarding the exhibits for which confidential treatment has been requested, please include a legend indicating both that the material has been omitted pursuant to a request for confidential treatment and that the material has been filed separately with the Commission.

The Company has revised the legend for Exhibits 10.8, 10.10 and 10.11 on page II-3 to indicate both that the material has been omitted pursuant to a request for confidential treatment and that the material has been filed separately with the Commission.

Legality Opinion

6.      Counsel’s opinion regarding the shares being registered must speak as of the date of effectiveness of the registration statement. Yet, in the final paragraph of the January 23, 2007 opinion included as an exhibit to Amendment No. 4 filed on January 24, 2007, counsel states that “[t]he opinions expressed herein are rendered as of the date hereof.” As a result, please file a revised opinion with your next pre-effective amendment that does not include the initial two sentences of the final paragraph or that otherwise ensures the opinion speaks as of the date of effectiveness of the registration statement.

The Company has included as an exhibit to Amendment No. 6 a revised legal opinion that does not include the initial two sentences of the final paragraph as previously filed.

Mr. Larry Spirgel

February 6, 2007

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ Holme Roberts & Owen LLP

Holme Roberts & Owen LLP

cc: William Bennett Cheryl Grant Claire DeLabar Carlos Pacho Ralph E. Hardy Mark Wehrle Casey T. Fleck Nicholas P. Saggese